Exhibit 99.13

Cable & Wireless Regional Day

Cable & Wireless announces that it will today (24 January 2003) be holding a presentation for analysts and investors covering Cable & Wireless Regional. Cable & Wireless Regional includes the Group's businesses in the Caribbean, Panama, Macau, Middle East, South East Asia and the Pacific, Indian and Atlantic Oceans.

The objective of this programme is to: –

–	provide information on Cable & Wireless Regional, its structure, customers and operations by geography

–	address the potential impact of market liberalisation on Cable & Wireless Regional

–	give management's view of the key opportunities and challenges facing major business units and how these are managed

–	demonstrate the synergies between Cable & Wireless Regional's businesses

Robert Lerwill, Chief Executive of Cable & Wireless Regional, who will be hosting the event said, "Cable & Wireless Regional has a track record of sustainable growth. Its continuing cash generative operations make an important contribution to the Cable & Wireless Group. Cable & Wireless Regional is well positioned to take advantage of the liberalisation of the telecoms sector in many of its territories and has been working closely with the relevant authorities for a number of years. Whilst liberalisation opens up markets to competition, it also enlarges the sector as a whole, giving rise to new revenue streams. Over 50% of our revenues will be earned from competitive markets this year. On current trading, in line with previous guidance given, we expect Cable & Wireless Regional 2002/03 full year revenues to grow between zero and five percent (on a constant currency basis), and full year EBITDA margins to continue to be above 40%. Capital expenditure guidance remains unchanged – we expect Cable & Wireless Regional’s capital expenditure for the full year to be less than £300m."

As well as a Cable & Wireless Regional overview, members of Regional's senior management team will give presentations on liberalisation and regulation, financial performance, mobile operations in the West Indies, and the key territories of Jamaica, Panama, Macau and the Middle East, Indian, Atlantic and Pacific Ocean Islands.

A copy of the slides will be available on the company website www.cw.com

Forward Looking Statements
"The announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward looking statements. See those which appear, or are referred to, in the cautionary statements section on page 3 of the company's Form 20F 2002".

Contacts:
Investor Relations
Samantha Ashworth	+44 (0)7957 804618
Caroline Stewart	+44 (0) 207 315 6225
Virginia Porter (US)	+1 646 735 4211

Media:
Susan Cottam	+44 (0) 207 315 4410
Peter Eustace	+44 (0) 207 315 4495